

Leland Thomson Reuters Venture Capital Index Fund

Class A Shares ~~(ticker)~~LDVAX
Class C Shares ~~(ticker)~~LDVCX
Class I Shares ~~(ticker)~~LDVIX

Formatted: Left

Formatted: Left

PROSPECTUS

~~[   ],~~August 21, 2015

www.lelandfunds.com   1-877-270-2848

This Prospectus provides important information about the Fund that you should know before investing. Please read it carefully and keep it for future reference.

~~The information in this prospectus is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and~~

803674.1

These securities have not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission, nor has the Securities and Exchange Commission or the Commodity Futures Trading Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

803674.1

TABLE OF CONTENTS

803674.1

FUND SUMMARY

Investment Objective: The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price performance of a specific benchmark designed to track the aggregate performance of U.S. venture capital-backed companies. The Fund's current benchmark is the Thomson Reuters Venture Capital Index (the "Underlying Index").

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in **How to Purchase Shares** on page —18 of the Fund's Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	1.00%	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses **(expenses that you pay each year as a percentage of the value of your investment)**			
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses [1]	0.15%	0.15%	0.15%
Acquired Fund Fees and Expenses [1] [2]	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.70%	2.45%	1.45%

(1) Other Expenses are restated to reflect the Fund's current fees and are based on estimated amounts for the current fiscal year.
(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds, and are ased on estimated amounts for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$[ ]$738	$[ ]$1,080
C	$[ ]$248	$[ ]$764
I	$[ ]$148	$[ ]$459

803674.1

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. For the fiscal period ended March 31, 2015, the Fund's portfolio turnover rate was [__]%19% of the average value of its portfolio.

Principal Investment Strategies: The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price performance of the Thomson Reuters Venture Capital Index (the "Underlying Index"). The Underlying Index seeks to replicate the aggregate gross performance of U.S. venture capital-backed companies. *However, the Fund does not invest directly in venture capital funds or start-up companies.*

In seeking to track the Underlying Index, the Fund invests in a wide range of financial instruments, including liquid, publicly-traded equities which are either components of the theoretical portfolio or determined by the Adviser to have substantially similar risk and return characteristics, in aggregate, as the Underlying Index. The Fund also invests in total return swap agreements designed to provide exposure to the characteristics of venture capital-backed companies and will have the effect of adding economic leverage to the portfolio. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities and financial instruments that compose the Underlying Index. This policy is not fundamental and may be changed by the Northern Lights Fund Trust III's (the "Trust") Board of Trustees (the "Board") upon 60 days' written notice to shareholders.

The Fund's swap agreements will create economic leverage in the Fund's portfolio. Leverage may magnify, sometimes significantly, the Fund's exposure to any increase or decrease in prices associated with the assets held by the Fund resulting in increased volatility in the value of the Fund's portfolio. While the use of leverage has the potential to produce greater gains, it also may result in greater losses. The Fund's investments in swap agreements are subject to limits on leverage imposed by the Investment Company Act of 1940 (the "1940 Act") and related Securities and Exchange Commission ("SEC") guidance. To comply with SEC guidance, the Fund generally will be required to segregate or earmark liquid assets or enter into offsetting positions to cover its derivatives positions. The Fund also may invest in other investment companies, including exchange traded funds ("ETFs"), to gain exposure to the returns of the Underlying Index.

To the extent the Underlying Index is concentrated in a particular industry the Fund's investment exposure will necessarily be concentrated in that industry. Currently, the Underlying Index has significant exposure to the industries within the technology and healthcare sectors.

The Fund is a "commodity pool" under the U.S. Commodity Exchange Act, and the Adviser is a "commodity pool operator" registered with and regulated by the Commodity

Futures Trading Commission ("CFTC"). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations apply with respect to the Fund under CFTC and ~~Securities and Exchange Commission ("SEC")~~SEC harmonized regulations.

Principal Investment Risks: As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. The Fund is not intended to be a complete investment program. Many factors affect the Fund's net asset value and performance. The Fund may invest in ETFs and other investment companies, which could result in the duplication of certain fees, including the management and administration fees. The Fund is exposed to the same principal risks as the ETFs and other investment companies in which it invests.

- ***Concentration Risk***: To the extent that the Fund's investments are concentrated in or significantly exposed to a particular sector, the Fund will be susceptible to loss due to adverse occurrences affecting that sector. Based on the composition of the Underlying Index as of the date of this Prospectus, it is expected that the Fund's assets will have significant exposure to the technology and healthcare sectors. The Fund will be subject to the risk that economic, political or other conditions that have a negative effect on these sectors may adversely affect the Fund to a greater extent than if the Fund's assets were invested in a wider variety of sectors or industries.

- ***Counterparty Credit Risk***: The Fund may invest in financial instruments involving counterparties that attempt to gain exposure to a particular group of securities, index or asset class without actually purchasing those securities or investments, or to hedge a position. The Fund's use of such financial instruments, including swap agreements, involves risks that are different from those associated with ordinary portfolio securities transactions. For example, the Fund is exposed to the risk that the counterparty may be unwilling or unable to make timely payments to meet its contractual obligations or may fail to return holdings that are subject to the agreement with the counterparty. If the counterparty becomes bankrupt or defaults on its payment obligations to the Fund, the Fund may not receive the full amount it is entitled to receive. If this occurs, the value of your shares in the Fund will decrease.

- ***Derivatives Risk***: Loss may result from the Fund's investments in swaps. These instruments may be illiquid, difficult to value and leveraged so that small changes may produce disproportionate losses to the Fund. Over the counter derivatives, such as swaps, are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.

  Losses from investments in derivatives can result from a lack of correlation between the value of those derivatives and the value of the underlying asset or index. In addition, there is a risk that the performance of the swaps used by the Adviser to replicate the performance of a particular asset class may not accurately track the performance of that asset class. Derivatives are also subject

to risks arising from margin requirements. There is also risk of loss if the Adviser is incorrect in its expectation of the timing or level of fluctuations in prices.

- ***Equity Securities Risk****:* Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. This may occur because of factors affecting securities markets generally, such as market fluctuations, changes in interest rates and perceived trends in stock prices. Equity securities are subject to volatile changes in value and their values may be more volatile than other asset classes.

- ***Investment in Investment Companies Risk***: Investing in other investment companies, including ETFs, subjects the Fund to those risks affecting the investment company, including the possibility that the value of the underlying securities held by the investment company could decrease. Moreover, the Fund will incur its pro rata share of the expenses of the underlying investment companies' expenses. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs or other investment companies and also may be higher than other mutual funds that invest directly in securities.

- ***Leverage Risk***: The Fund's use of leverage, through borrowings or instruments such as derivatives, may cause the Fund to be more volatile and riskier than if it had not been leveraged. Derivatives have inherent leverage that will magnify losses and cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations. The loss on leveraged transactions may substantially exceed the initial investment.

- ***Licensing Risk****:* The Fund relies on licenses that permit the Fund to use the applicable Index and associated trade names, trademarks, and service market (the "Intellectual Property") in connection with the name and investment strategies of the Fund. Such licenses may be terminated by the licensor and, as a result, the Fund may lose its ability to use the Intellectual Property. There is also no guarantee that the applicable licensor has all rights to license the Intellectual Property for use by the Fund. Accordingly, in the event a license is terminated or a licensor does not have rights to license the Intellectual Property, it may have a significant effect on the operation of the Fund and may result in a change in the investment policy or closure of the Fund.

- ***Limited History of Operations Risk***: The Fund is a relatively new mutual fund and has a limited history of operations for investors to evaluate. Investors bear the risk that the Fund may not be able to implement its investment strategies or attract sufficient assets.

- ***Liquidity Risk***: In certain circumstances, it may be difficult for the Fund to purchase and sell particular derivative investments within a reasonable time at a fair price. Because the Fund intends to invest in swap contracts under certain market conditions, it may be difficult or impossible for the Fund to liquidate such investments. In addition, the ability of the Fund to assign an accurate daily value

to certain investments may be difficult, and the Adviser may be required to fair value the investments.

- *Management Risk:* The Adviser's reliance on its strategy and judgments about the attractiveness, value and potential appreciation of particular securities and derivatives may prove to be incorrect and may not produce the desired results.

- *Market Risk*: The values of securities in the Underlying Index could decline generally or could underperform other investments. An investment in the Fund may lose money.

- *No History of Operations Risk*: The Fund is a relatively new mutual fund and has no history of operations for investors to evaluate. Investors bear the risk that the Fund may not be able to implement its investment strategies or attract sufficient assets. *Sector Exposure Risk*: To the extent that the Fund's investments are concentrated in or significantly exposed to a particular sector, the Fund will be susceptible to loss due to adverse occurrences affecting that sector. Based on the composition of the Underlying Index as of the date of this Prospectus, it is expected that the Fund's assets will have significant exposure to the technology and healthcare sectors. The Fund will be subject to the risk that economic, political or other conditions that have a negative effect on these sectors may adversely affect the Fund to a greater extent than if the Fund's assets were invested in a wider variety of sectors or industries.

-

- *Tracking Error Risk*: The Fund's return may not match or achieve a high degree of correlation with the return of the Underlying Index. The Underlying Index's return may not match or achieve a high degree of correlation with the return of U.S. venture capital-backed companies.

- *Venture Capital Investing Risk*: The Fund seeks to generate returns that mimic the aggregate returns of U.S. venture capital-backed companies as measured by the Underlying Index. Venture capital is a type of equity financing that addresses the funding needs of entrepreneurial companies that for reasons of size, assets, and stage of development cannot seek capital from more traditional sources, such as public markets and banks. Because investing in new or very early companies inherently carries a degree of risk, including the risk that a company will fail, the returns of the venture capital backed companies may be subject to greater volatility than the returns of more established publicly traded companies. As a result, the Fund's returns also may experience greater volatility than a direct or indirect investment in more established public companies. The Fund does not invest in venture capital funds nor does it invest directly in the companies funded by venture capital funds.

Performance: Because the Fund has not completed a full calendar year of investment operations, no performance information is presented for the Fund at this time. In the

future, performance information will be presented in this section of this Prospectus. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information and daily net asset value per share is available at no cost by visiting [www.____.com]www.lelandfunds.com or by calling 1-877-[___]-[___].-270-2848.

Investment Adviser: Good Harbor Financial, LLC

Investment Adviser Portfolio Managers: Neil R. Peplinski, Chartered Financial Analyst (CFA), Managing Partner of the Adviser, Yash Patel, Chartered Financial Analyst (CFA), Portfolio Manager of the Adviser, and David C. Armstrong, Portfolio Manager of the Adviser, have each served the Fund as a Portfolio Manager since it commenced operations in August 2015.

Purchase and Sale of Fund Shares: The investment minimums for the Fund are:

Class	Initial Investment		Subsequent Investment	
	Regular Account	Retirement Account	Regular Account	Retirement Account
A	$2,500	$1,000	$250	$100
C	$2,500	$1,000	$250	$100
I	$5,000,000	$5,000,000	$10,000	$10,000

The Fund reserves the right to waive any investment minimum. You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open. Redemption requests may be made in writing, by telephone, or through a financial intermediary and will be paid by ACH, check or wire transfer.

Tax Information: Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred plan such as an individual retirement account ("IRA") or 401(k) plan. However, these dividend and capital gain distributions may be taxable upon their eventual withdrawal from tax-deferred plans.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

803674.1

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective

The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price performance of a specific benchmark designed to track the aggregate performance of U.S. venture capital-backed companies. The Fund's current benchmark is the Thomson Reuters Venture Capital Index (the "Underlying Index"). Price performance is a measure of market price performance, excluding dividends and interest.

The Fund's investment objective and 80% investment policy are not fundamental policies and may each be changed by the ~~Trust's~~Northern Lights Fund Trust III's (the "Trust") Board of Trustees (the "Board") upon 60 days' written notice to shareholders.

Principal Investment Strategies

The Adviser's objective for the Fund is to produce results that correspond to or correlate as closely as possible with the price performance of the Underlying Index. The Adviser continuously monitors the Fund, and makes adjustments to its portfolio, as necessary, to minimize performance differences, and to maximize liquidity. The Adviser does not engage in temporary defensive investing, keeping the Fund fully invested in all market environments. The securities and other financial instruments, including swap agreements, selected by the Adviser are expected to have, in aggregate, investment characteristics similar to those of the Underlying Index.

The Fund's investment objective and investment policy to provide investment results that, before fees and expenses, correspond generally to the performance of the Underlying Index are non-fundamental policies that may be changed by the Trust's Board without shareholder approval.

More Information About the Underlying Index

The Underlying Index seeks to replicate the aggregate gross performance of U.S. venture capital-backed companies representative of more than 7,500 individual U.S. venture capital-funded private companies. The Underlying Index is derived from a theoretical dynamic portfolio developed by DSC Quantitative Group, LLC ~~("DSC")~~("DSC"). The Underlying Index seeks to track the price movements of the Thomson Reuters Venture Capital Research Index (TR VC Research Index), which is an uninvestable index constructed from observed valuations of more than 22,000 venture capital-funded companies.

The TR VC Research Index is constructed from observed valuations of venture-backed firms at discrete points in time, such as during funding rounds, acquisitions, and exits. These observed valuations fuel a sophisticated econometric methodology that estimates the value of each venture-backed firm in every month. Aggregating this time-series of firm values, the TR VC Research Index constructs a value-weighted index of

the returns to a theoretical fully-diversified portfolio of venture-backed firms capturing a high percentage of all VC-backed companies.

The Underlying Index seeks to track the price movements of the TR VC Research Index by constructing a theoretical portfolio made up of various economic sectors. These economic sectors are designed using proprietary econometric models and seek to mimic the risks and return characteristics of venture-backed companies associated with each economic sector. The seven sectors are the: materials and industrials sector, consumer cyclical and non-cyclical sector, energy and utility sector, healthcare and pharmaceuticals sector, technology equipment sector, software sector, and telecommunications sector. Each economic sector seeks to replicate the price movements of a sector of the VC universe by constructing a portfolio including, but not limited to, baskets of representative sector-specific equities, derivatives, swaps, other indices, and other financial instruments. These financial instruments can be priced in real time, and when weighted appropriately, seek to mimic the behavior of the Thomson Reuters Venture Capital Research Index. The Underlying Index return is computed as the weighted return of a theoretical portfolio of economic sectors.

The Adviser has entered into licensing arrangements with Thomson Reuters (Markets) LLC ("Thomson Reuters") and DSC. Pursuant to its licensing arrangement with Thomson Reuters, the Adviser has been granted an exclusive license to use the Underlying Index and its related marks in connection with the Fund in accordance with the terms of a license agreement. Pursuant to its licensing arrangement with DSC, DSC has agreed to periodically provide the Adviser with certain information about the theoretical portfolio.

Principal Investment Risks - The following risks may apply to the Fund's direct investments as well as the Fund's indirect investments through investing in ETFs and other investment companies.

The following section summarizes the principal risks of the Fund. These risks could adversely affect the net asset value, total return and the value of the Fund and your investment. The risk description below provide a more detailed explanation of the principal investment risks that correspond to the risks described in the Fund's Fund Summary section of its Prospectus.

The Fund is subject to the following investment risks as noted below.

- ***Concentration Risk***: The Fund may concentrate its investments in or have significant exposure to a limited number of issuers conducting business in the same sector or group of sectors. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single sector or a group of sectors, and the securities of companies in that sector or group of sectors could react similarly to these or other developments. As of the date of this Prospectus, the Fund's investments may be concentrated in the Technology and Health Care Sectors. The Fund's concentration in certain sectors will vary depending on the composition of the Underlying Index.

803674.1

Technology Sector Risk. Technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Health Care Sector Risk. Companies in the health care sector may be adversely affected by government regulations and government health care programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of the companies. Health care companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence. Many new products in the health care sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market.

- *Counterparty Credit Risk*: The Fund may invest in financial instruments involving counterparties for the purpose of attempting to gain exposure to a particular group of securities, index or asset class without actually purchasing those securities or investments, or to hedge a position. Such financial instruments may include, among others, total return, index, and interest rate swap agreements. The Fund will use short-term counterparty agreements to exchange the returns (or differentials in rates of return) earned or realized in particular predetermined investments or instruments. The Fund will not enter into any agreement with a counterparty unless the Adviser believes that the other party to the transaction is creditworthy. The use of swap agreements and similar instruments involves risks that are different from those associated with ordinary portfolio securities transactions. For example, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. If a counterparty defaults on its payment obligations to the Fund, this default will cause the value of your investment in the Fund to decrease. In addition, the Fund may enter into swap agreements with a limited number of counterparties, which may increase the Fund's exposure to counterparty credit risk. The Adviser considers factors such as counterparty credit ratings and financial statements, among others, when determining whether a counterparty is creditworthy. The Adviser regularly monitors the creditworthiness of each counterparty that the Fund

803674.1

enters into a transaction with. Swap agreements also may be considered to be illiquid.

To the extent the Fund's financial instrument counterparties are concentrated in the financial services sector, the Fund bears the risk that those counterparties may be adversely affected by legislative or regulatory changes, adverse market conditions, increased competition, and/or wide scale credit losses resulting from financial difficulties or borrowers affecting that economic sector.

- *Derivatives Risk*: The Fund's investments in derivatives may pose risks in addition to and greater than those associated with investing directly in securities or other investments, including risks relating to leverage, imperfect correlations with underlying investments or the Fund's other portfolio holdings, high price volatility, lack of availability, counterparty credit (*e.g.*, risk of counterparty default), difficulty in exiting a derivatives position, liquidity, valuation and legal restrictions. Certain types of derivatives may incur costs to the Fund which can reduce returns. In addition, segregated or earmarked assets and collateral holdings established in connection with the Fund's derivatives investments in compliance with SEC guidance may limit the Fund's investment flexibility. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Adviser is incorrect about its expectations of market conditions, the use of derivatives could result in a loss to the Fund, which in some cases may be unlimited. Certain risks also are specific to the derivatives in which the Fund invests.

  Swap Agreements Risk. Swap agreements are contracts among the Fund and a counterparty to exchange the return of the pre-determined underlying investment (such as the rate of return of the underlying index). Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Risks associated with the use of swap agreements are different from those associated with ordinary portfolio securities transactions, due in part to the fact they could be considered illiquid and many swaps trade on the OTC market. Swaps are particularly subject to counterparty credit, correlation, valuation, liquidity and leveraging risks. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity, but centrally cleared swap transactions will not be risk-free. Swap agreements may also involve fees, commissions or other costs that may reduce the Fund's gains from a swap agreement or may cause the Fund to lose money. In addition, there is the risk that the Swap may be terminated by the Fund or the counterparty in accordance with its terms. If the Swap was to terminate, the Fund may be unable to implement its investment strategies and the Fund may not be able to seek to achieve its investment objective. There can be no assurance that any particular swap strategy adopted will succeed.

803674.1

- ***Equity Securities Risk***: The Fund is subject to the risk that the value of the equity securities or equity-based derivatives in the Fund's portfolio will decline or fluctuate dramatically from day to day due to volatility in the equity market. Such volatility could cause equity securities and equity-based derivatives to underperform other segments of the market as a whole. The equity market is volatile and can experience increased volatility for a variety of reasons, including as a result of general market and economic conditions, perceptions regarding particular industries represented in the equity market, or factors relating to specific companies to which the Fund has investment exposure. Equity securities generally have greater price volatility than fixed income securities.

- ***Investment in Investment Companies Risk***: The Fund may purchase shares of investment companies, such as ETFs and closed-end investment companies, which may trade at a discount to their net asset value ("NAV"), to gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly or when such investments present a more cost efficient alternative to investing directly in securities. When the Fund invests in an investment company, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the investment company's expenses. Further, in part because of these additional expenses, the performance of an investment company may differ from the performance the Fund would achieve if it invested directly in the underlying investments of the investment company. In addition, while the risks of owning shares of an investment company generally reflect the risks of owning the underlying investments of the investment company, the Fund may be subject to additional or different risks than if the Fund had invested directly in the underlying investments. For example, shares of an ETF are traded at market prices, which may vary from the NAV of its underlying investments. Also, the lack of liquidity in an ETF can contribute to the increased volatility of its value in comparison to the value of the underlying portfolio securities.

  Exchange-Traded Fund (ETF) Risk. The Fund may invest in shares of ETFs to gain exposure to its investment objective. ETFs are pooled investment vehicles, which may be managed or unmanaged, that generally seek to track the performance of a specific index. Although individual shares of an ETF are traded on an exchange (such as the NYSE or NASDAQ), large blocks of shares of ETFs are redeemable at NAV. This ability to redeem large blocks of shares has historically resulted in the market price of individual shares of ETFs being at or near the NAV of the ETF's underlying investments. However, shares of ETFs may trade below their NAV. The NAV of shares will fluctuate with changes in the market value of the ETF's holdings. The trading prices of shares will fluctuate in accordance with changes in NAV as well as market supply and demand. The difference between the bid price and ask price, commonly referred to as the "spread," will also vary for an ETF depending on the ETF's trading volume and market liquidity. Generally, the greater the trading volume and market liquidity, the smaller the spread is and vice versa. Any of these factors may lead to an ETF's shares trading at a premium or a discount to NAV.

803674.1

- ***Leverage Risk***: The use of derivatives and borrowings may create leveraging risk. For example, because of the low margin deposits required, trading in certain derivative instruments involves an extremely high degree of leverage. As a result, a relatively small price movement in a derivatives contract may result in an immediate and substantial impact on the NAV of the Fund. Leveraging may cause the Fund to be more volatile than if it had not been leveraged. To mitigate leveraging risk and otherwise comply with regulatory requirements, the Fund must segregate or earmark liquid assets to meet its obligations under, or otherwise cover, the transactions that may give rise to this risk. Applicable law limits the Fund from borrowing in an amount greater than 33 1/3% of its assets. The Fund is permitted to borrow money for certain purposes. To the extent the Fund purchases securities while it has outstanding borrowings, it is using leverage, i.e., using borrowed funds for investment. Leveraging will exaggerate the effect on the NAV of any increase or decrease in the market value of the Fund's portfolio. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by appreciation of the securities purchased.

- ***Licensing Risk:*** The Fund relies on licenses that permit the Fund to use the applicable Index and associated trade names, trademarks, and service market (the "Intellectual Property") in connection with the name and investment strategies of the Fund. Such licenses may be terminated by the licensor and, as a result, the Fund may lose its ability to use the Intellectual Property. There is also no guarantee that the applicable licensor has all rights to license the Intellectual Property for use by the Fund. Accordingly, in the event a license is terminated or a licensor does not have rights to license the Intellectual Property, it may have a significant effect on the operation of the Fund and may result in a change in the investment policy or closure of the Fund.

- ***Limited History of Operations Risk:* The Fund is a new mutual fund and has a limited history of operations. Investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategies, may be unable to implement certain of its investment strategies or may fail to attract sufficient assets, any of which could result in the Fund being liquidated and terminated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation. Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940 ("1940 Act"), as amended, and the Internal Revenue Code of 1986, as amended, that do not apply to the Adviser's management of individual and institutional accounts. As a result, the Adviser may not achieve intended results in managing the Fund.**

- ***Liquidity Risk***: In certain circumstances, it may be difficult for the Fund to purchase and sell particular investments within a reasonable time at a fair price. To the extent that there is not an established retail market for instruments in which the Fund may

Formatted: Indent: Left: 0", Bulleted + Level: 1 + Aligned at: 0.25" + Indent at: 0.5"

Formatted: Font: Times New Roman

invest, trading in such instruments may be relatively inactive. In addition, during periods of reduced market liquidity or in the absence of readily available market quotations for particular investments in the Fund's portfolio, the ability of the Fund to assign an accurate daily value to these investments may be difficult and the Adviser may be required to fair value the investments.

- *Management Risk:* The Adviser's reliance on its strategy and its judgments about the value and potential appreciation securities in which the Fund invests may prove to be incorrect, including the Adviser's allocation of the Fund's portfolio among its investments. The ability of the Fund to meet its investment objective is directly related to the Adviser's proprietary investment process. The Adviser's assessment of securities and derivatives may prove to be incorrect and there is no guarantee that the Adviser's investment strategy will produce the desired results.

- *Market Risk*: An investment in the Fund involves risks similar to those of investing in any fund of equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in stock prices. The values of equity securities could decline generally or could underperform other investments. Different types of equity securities tend to go through cycles of outperformance and under-performance in comparison to the general securities markets. In addition, securities may decline in value due to factors affecting a specific issuer, market or securities markets generally.

- *Sector Exposure**No History of Operations Risk:* The Fund is a new mutual fund and has no history of operations. Investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategies, may be unable to implement certain of its investment strategies or may fail to attract sufficient assets, any of which could result in the Fund being liquidated and terminated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation. Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940 ("1940 Act"), as amended, and the Internal Revenue Code of 1986, as amended, that do not apply to the Adviser's management of individual and institutional accounts. As a result, the Adviser may not achieve intended results in managing the Fund.

- *Risk*: The Fund may concentrate its investments in or have significant exposure to a limited number of issuers conducting business in the same sector or group of sectors. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single sector or a group of sectors, and the securities of companies in that sector or group of sectors could react similarly to these or other developments. As of the date of this Prospectus, the Fund's investments may be concentrated in the Technology and Health Care Sectors. The Fund's concentration in certain sectors will vary depending on the composition of the Underlying Index.

Technology Sector Risk*.* Technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Technology companies may have limited product lines, markets, financial resources or personnel. The products of technology companies may face obsolescence due to rapid technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of those rights may adversely affect the profitability of these companies.

Health Care Sector Risk*.* Companies in the health care sector may be adversely affected by government regulations and government health care programs, increases or decreases in the cost of medical products and services and product liability claims, among other factors. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of the companies. Health care companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence. Many new products in the health care sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market.

- ***Tracking Error Risk****:* Tracking error refers to the risk that the Fund's performance may not match or correlate to that of the Underlying Index, either on a daily or aggregate basis. The Underlying Index's return may not match or achieve a high degree of correlation with the return of U.S. venture capital-backed companies. There are a number of factors that may contribute to the Fund's tracking error, such as Fund expenses, imperfect correlation between the Fund's investments and those of the Underlying Index, regulatory policies, and high portfolio turnover rate. In addition, mathematical compounding may prevent the Fund from correlating with the monthly, quarterly, annual or other period of performance of the Underlying Index. Tracking error may cause the Fund's performance to be less than expected. The Underlying Index is also susceptible to tracking error risk with respect to TR VC Research Index.

- ***Venture Capital Investing Risk****:* The Fund seeks to generate returns that mimic the aggregate returns of U.S. venture capital-backed companies. Venture capital is a type of equity financing that addresses the funding needs of entrepreneurial companies that for reasons of size, assets, and stage of development cannot seek capital from more traditional sources, such as public markets and banks. Additional special risks inherent in investing in venture capital-funded companies include that little public information exists for such companies, which are frequently private and thinly traded companies. Such a lack of information may lead to greater tracking

error between the Underlying Index and the ~~Thomson Reuters Venture Capital~~<u>TR VC</u> Research Index or adversely affect the correlation of the Fund's performance to that of the U.S. venture capital industry, generally. In addition, because investing in new or very early companies inherently carries a degree of risk, including the risk that a company will fail, the returns of the venture capital backed companies may be subject to greater volatility than the returns of more established publicly traded companies. As a result, the Fund's returns also may experience greater volatility than a direct or indirect investment in more established public companies. The Fund does not invest in venture capital funds nor does it invest directly in the companies funded by venture capital funds.

803674.1

Disclaimers

THE LELAND THOMSON REUTERS VENTURE CAPITAL INDEX FUND (THE "PRODUCT") IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THOMSON REUTERS (MARKETS) LLC OR ANY OF ITS SUBSIDIARIES OR AFFILIATES ("THOMSON REUTERS"). THOMSON REUTERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE PRODUCT(S) OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE PRODUCT PARTICULARLY OR THE ABILITY OF THE THOMSON REUTERS VENTURE CAPITAL INDEX (THE "INDEX") TO TRACK GENERAL MARKET PERFORMANCE. THOMSON REUTERS' ONLY RELATIONSHIP TO THE PRODUCT AND THE ADVISER (THE "LICENSEE") IS THE LICENSING OF THE INDEX, WHICH IS DETERMINED, COMPOSED AND CALCULATED BY THOMSON REUTERS OR ITS LICENSORS WITHOUT REGARD TO THE LICENSEE OR THE PRODUCT. THOMSON REUTERS HAS NO OBLIGATION TO TAKE THE NEEDS OF THE LICENSEE OR THE OWNERS OF THE PRODUCT INTO CONSIDERATION IN CONNECTION WITH THE FOREGOING. THOMSON REUTERS IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE PRODUCT IS TO BE CONVERTED INTO CASH. THOMSON REUTERS HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT.

THOMSON REUTERS DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. THOMSON REUTERS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. THOMSON REUTERS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THOMSON REUTERS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Portfolio Holdings Disclosure

A description of the Fund's policies regarding the release of portfolio holdings information is available in the Fund's Statement of Additional Information.

803674.1

Cybersecurity

The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and its shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund's business operations, potentially resulting in financial losses; interference with the Fund's ability to calculate its NAV; impediments to trading; the inability of the Fund, the Adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invests; counterparties with which the Fund engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund's shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

MANAGEMENT

Investment Adviser

Good Harbor Financial, LLC, 155 N Wacker Drive, Suite 1850, Chicago, IL 60606, serves as investment adviser to the Fund. Subject to the authority of the Board of Trustees, the Adviser is responsible for management of the Fund's investment portfolio. The Adviser is responsible for selecting the Fund's investments, directly or through a sub-adviser, according to the Fund's investment objective, policies and restrictions. The Adviser was established in 2003 for the purpose of providing investment advice to individuals and institutions. As of June 30, 2015, the Adviser had had approximately $[2.585]$1.87 billion in assets under management/advisement.

Pursuant to an advisory agreement between the Trust, on behalf of the Fund, and the Adviser, the Adviser is entitled to receive, on a quarterly basis, an annual advisory fees listed in the table below as a percentage of the Fund's average daily net assets.

The Adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until January 31, 2017 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed the percentages shown in the table below. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within the three years after the fiscal year end during which the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits. These agreements may be terminated only by the Trust's Board of Trustees, on 60 days' written notice to the Adviser. Fee waiver and reimbursement arrangements can decrease the Fund's expenses and boost its performance. A discussion regarding the basis for the Board of Trustees' approval of the advisory agreement will be available in the Fund's next issued annual or semi-annual report to shareholders for the period ended September 30, 2015.

Fund	Management Fee	Expense Limitation
Leland Thomson Reuters Venture Capital Index Fund	1.25%	Class A 1.75% Class C 2.50% Class I 1.50%

Investment Adviser Portfolio Managers

Neil R. Peplinski, CFA founded the Adviser in April of 2003 and serveshas served as a Managing Partner since the firm's inception. Mr. Peplinski previously worked as a portfolio manager for Allstate Investments, overseeing a portfolio of collateralized debt obligations. Mr. Peplinski earned his MBA with High Honors from The University of Chicago Graduate School of Business. He also holds a MSEE in Electromagnetics from The University of Michigan, and a BSEE in Electromagnetics from Michigan Technological University where he graduated summa cum laude.

Yash Patel, CFA has served as a Portfolio Manager since March 2010 at Good Harbor Financial and also serves as its Chief Operating Officer. of the Adviser since March 2010. Mr. Patel brings 14 years of professional experience to the firm. His responsibilities include the management and leadership of operations, technology, trading, and portfolio management. Prior to joining Good Harbor Financial, Mr. Patel was a quantitative equity analyst for Allstate Investments, developing and implementing model-driven trading strategies. Previous to that, he worked and consulted for hedge funds including Bridgewater Associates and Citadel Investment Group. Mr. Patel earned a MBA with Honors from The University of Chicago Booth School of Business and a BS CSE from The Ohio State University.

David C. Armstrong is a Portfolio Manager on Good Harbor's Tactical Core strategies. He joined the firm in September of 2010 and became a member of the Investment team in April of 2013. With 28 years of professional experience David's career began at

Honeywell, before working for RR Donnelley's Global Software Services Group, and Oracle. Following business school he worked in consulting. Prior to joining Good Harbor he was a Director of Research conducting analysis on the nature and structure of competition in the credit card market for financial services firms. David earned a MBA from the University of Chicago Booth School of Business and a BA from Knox College.

The SAI provides additional information about each portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership in the Fund.

HOW SHARES ARE PRICED

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for ("business. day"). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

NAV is computed by determining, on a per class basis, the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NAV takes into account, on a per class basis, the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily. The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund's securities are valued each day at the last quoted sales price on each security's primary exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the Adviser in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used. In these cases, the Fund's NAV will reflect certain portfolio securities' fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. The fair value prices can differ from market prices when they become available or when a price becomes available. The Board has delegated execution of these procedures to a fair value team composed of

803674.1

one or more representatives from each of the (i) Trust, (ii) administrator, and (iii) Adviser. The team may also enlist third party consultants such as an audit firm or financial officer of a security issuer on an as-needed basis to assist in determining a security-specific fair value. The Board reviews and ratifies the execution of this process and the resultant fair value prices at least quarterly to assure the process produces reliable results.

The Fund may use independent pricing services to assist in calculating the value of the Fund's securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. Because the Fund may invest in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price its shares, the value of some of the Fund's portfolio securities may change on days when you may not be able to buy or sell Fund shares. In computing the NAV, the Fund value foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund's portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund's fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's NAV by short term traders. The determination of fair value involves subjective judgments. As a result, using fair value to price a security may result in a price materially different from the prices used by other mutual funds to determine net asset value, or from the price that may be realized upon the actual sale of the security.

With respect to any portion of the Fund's assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund's net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE SHARES

Share Classes

This Prospectus describes three classes of shares offered by the Fund: Class A, Class C, and Class I. The Fund offers these classes of shares so that you can choose the class that best suits your investment needs. Refer to the information below so that you can choose the class that best suits your investment needs. The main differences between each class are sales charges, ongoing fees and minimum investment. For

information on ongoing distribution fees, see **Distribution Fees** on page ~~[~~32 of this Prospectus. Each class of shares in the Fund represents interest in the same portfolio of investments within the Fund. There is no investment minimum on reinvested distributions and the Fund may change investment minimums at any time. The Fund reserves the right to waive sales charges, as described below. The Fund and the Adviser may each waive investment minimums at their individual discretion. Not all share classes may be available for purchase in all states.

Factors to Consider When Choosing a Share Class

When deciding which class of shares of the Fund to purchase, you should consider your investment goals, present and future amounts you may invest in the Fund, and the length of time you intend to hold your shares. To help you make a determination as to which class of shares to buy, please refer back to the examples of the Fund's expenses over time in the Fees and Expenses of the Fund section in this Prospectus. You also may wish to consult with your financial adviser for advice with regard to which share class would be most appropriate for you.

Class A Shares

Class A shares are offered at the public offering price, which is net asset value per share plus the applicable sales charge. The sales charge varies, depending on how much you invest. There are no sales charges on reinvested distributions. You can also qualify for a sales charge reduction or waiver through a right of accumulation or a letter of intent if you are a U.S. resident. See the discussions of "Right of Accumulation" and "Letter of Intent" below. The Fund reserves the right to waive any load as described below. The following sales charges apply to your purchases of Class A shares of the Fund.

Amount Invested	Sales Charge as a % of Offering Price [1]	Sales Charge as a % of Amount Invested	Dealer Reallowance [2]
Under $25,000	5.75%	6.10%	5.00%
$25,000 to $49,999	5.00%	5.26%	4.25%
$50,000 to $99,999	4.75%	4.99%	4.00%
$100,000 to $249,999	3.75%	3.83%	3.25%
$250,000 to $499,999	2.50%	2.56%	2.00%
$500,000 to $999,999	2.00%	2.04%	1.75%
$1,000,000 and above	1.00%	1.01%	1.00%

(1) Offering price includes the front-end sales load. The sales charge you pay may differ slightly from the amount set forth above because of rounding that occurs in the calculations used to determine your sales charge.
(2) Dealer reallowance is the amount of sales charge paid to the selling broker-dealer, while the distributor retains the balance.

How to Reduce Your Sales Charge: You may be eligible to purchase Class A shares at a reduced sales charge. To qualify for these reductions, you must notify the Fund's distributor, Northern Lights Distributors, LLC (the "distributor"), in writing and supply your account number at the time of purchase. You may combine your purchase with

those of your "immediate family" (your spouse and your children under the age of 21) for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Rights of Accumulation: To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you may combine your new purchases of Class A shares with Class A shares of the Fund that you already own. The applicable initial sales charge for the new purchase is based on the total of your current purchase and the current value of all other Class A shares that you own. The reduced sales charge will apply only to current purchases and must be requested in writing when you buy your shares.

Shares of the Fund held as follows cannot be combined with your current purchase for purposes of reduced sales charges:

- Shares held indirectly through financial intermediaries other than your current purchase broker-dealer (for example, a different broker-dealer, a bank, a separate insurance company account or an investment adviser);

- Shares held through an administrator or trustee/custodian of an Employer Sponsored Retirement Plan (for example, a 401(k) plan) other than employer-sponsored IRAs; and

- Shares held directly in the Fund account on which the broker-dealer (financial adviser) of record is different than your current purchase broker-dealer.

Letters of Intent: Under a Letter of Intent ("LOI"), you commit to purchase a specified dollar amount of Class A shares of the Fund, with a minimum of $25,000, during a 13-month period. At your written request, Class A shares purchases made during the previous 90 days may be included. The amount you agree to purchase determines the initial sales charge you pay. If the full-face amount of the LOI is not invested by the end of the 13-month period, your account will be adjusted to the higher initial sales charge level for the amount actually invested. You are not legally bound by the terms of your LOI to purchase the amount of your shares stated in the LOI. The LOI does, however, authorize the Fund to hold in escrow 5% of the total amount you intend to purchase. If you do not complete the total intended purchase at the end of the 13-month period, the Fund's transfer agent will redeem the necessary portion of the escrowed shares to make up the difference between the reduced rate sales charge (based on the amount you intended to purchase) and the sales charge that would normally apply (based on the actual amount you purchased).

Repurchase of Class A Shares: If you have redeemed Class A shares of the Fund within the past 120 days, you may repurchase an equivalent amount of Class A shares of the Fund at NAV, without the normal front-end sales charge. In effect, this allows you to reacquire shares that you may have had to redeem, without repaying the front-end sales charge. You may exercise this privilege only once and must notify the Fund that

you intend to do so in writing. The Fund must receive your purchase order within 120 days of your redemption. Note that if you reacquire shares through separate installments (e.g., through monthly or quarterly repurchases), the sales charge waiver will only apply to those portions of your repurchase order received within 120 days of your redemption. The redemption and repurchase of Fund shares may still result in a tax liability for federal income tax purposes.

Sales Charge Waivers

The sales charge on purchases of Class A shares is waived for certain types of investors, including:

- Current and retired directors and officers of the Fund sponsored by the Adviser or any of its subsidiaries, their families (*e.g.*, spouse, children, mother or father) and any purchases referred through the Adviser.

- Employees of the Adviser and their families, or any full-time employee or registered representative of the distributor or of broker-dealers having dealer agreements with the distributor (a "Selling Broker") and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons).

- Any full-time employee of a bank, savings and loan, credit union or other financial institution that utilizes a Selling Broker to clear purchases of the Fund's shares and their immediate families.

- Participants in certain "wrap-fee" or asset allocation programs or other fee-based arrangements sponsored by broker-dealers and other financial institutions that have entered into agreements with the distributor.

- Clients of financial intermediaries that have entered into arrangements with the distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee.

- Institutional investors (which may include bank trust departments and registered investment advisers).

- Any accounts established on behalf of registered investment advisers or their clients by broker-dealers that charge a transaction fee and that have entered into agreements with the distributor.

- Separate accounts used to fund certain unregistered variable annuity contracts or Section 403(b) or 401(a) or (k) accounts.

- Employer-sponsored retirement or benefit plans with total plan assets in excess of $5 million where the plan's investments in the Fund are part of an omnibus

account. A minimum initial investment of $1 million in the Fund is required. The distributor in its sole discretion may waive these minimum dollar requirements.

The Fund does not waive sales charges for the reinvestment of proceeds from the sale of shares of a different fund where those shares were subject to a front-end sales charge (sometimes called an "NAV transfer"). Class A shares pay up to 0.25% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of a Class A shareholder's investment and may cost more than other types of sales charges.

Class C Shares

Class C shares of the Fund are offered at their NAV without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. Class C shares pay up to 1.00% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of a Class C shareholder's investment and may cost more than other types of sales charges. While the Fund's Class C shares do not have an initial sales charge, purchases are subject to a 1.00% contingent deferred sales charge ("CDSC") of the purchase price on shares redeemed during the first twelve months after their purchase.

Brokers that have entered into selling agreements with the Fund's distributor may receive a commission of up to 1.00% of the purchase price of Class C at the time of purchase. Brokers may also receive distribution and/or shareholder service fees for Class C shares held for over a year.

If you redeem Class C shares prior to one year after purchase, you will be charged a contingent deferred sales charge ("CDSC") of up to 1.00%. The charge will apply to the lesser of the original cost of the Class C shares being redeemed or the proceeds of your redemption and will be calculated without regard to any redemption fee. When you redeem Class C shares, the redemption order is processed so that the lowest CDSC is charged. Class C shares that are not subject to a CDSC are redeemed first. In addition, you will not be charged a CDSC when you redeem shares that you acquired through reinvestment of Fund dividends or capital gains. Any CDSC paid on the redemptions of Class C shares expressed as a percentage of the applicable redemption amount may be higher or lower than the charge described due to rounding.

CDSC Waivers

CDSCs may be waived for redemptions due to a systematic withdrawal plan, so long as such redemptions do not exceed 10% of the value of the Fund account per year. The CDSC is also waived following the death or permanent disability of a beneficial owner of

803674.1

shares as well as in connection with certain redemptions from tax-deferred retirement plans.

Repurchase of Class C Shares

If you have redeemed Class C shares of the Fund within the past 120 days, you may repurchase an equivalent amount of Class C shares of the Fund at NAV, and your account will be credited with any CDSC paid in connection with the redemption. Any CDSC period applicable to the shares you acquire upon reinvestment will run from the date of your original share purchase. You may exercise this privilege only once and must notify the Fund that you intend to do so in writing. The Fund must receive your purchase order within 120 days of your redemption.

Class I Shares

Class I shares of the Fund are sold at NAV without an initial sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than Class A and Class C shares. This means that 100% of your initial investment is placed into shares of the Fund. The minimum initial investment is $5 million per account.

The minimum investment may be modified for clients of certain financial intermediaries who (i) charge clients an ongoing fee for advisory, investment, consulting or similar services, or (ii) have entered into agreements with the distributor to offer shares through certain fee-based programs or platforms.

Class I shares are also available for purchase, with no minimum initial investment, by current and former full-time employees of the Adviser and its affiliates or of any financial intermediary which has a dealer agreement with the distributor, and their immediate families (e.g., spouse, children, mother or father; or any trust, pension, profit sharing or other benefit plan for the benefit of such persons).

Exchange Privilege

You may exchange your Fund shares for shares of the same Class of another Good Harbor fund.-advised fund (i.e. other mutual funds managed by the Adviser that are part of the same Trust as the Fund). Exchanges are made at net asset value. If your shares are subject to a CDSC, the CDSC will continue to apply to your new shares at the same CDSC rate. For purposes of the CDSC, your shares will continue to age from the date of your original purchase of Fund shares. Exchanges are subject to the terms applicable to purchases of the new fund's shares as set forth in the prospectus.

Minimum and Additional Investment Amounts: The minimum initial and subsequent investment by class of shares is:

803674.1

Class	Initial Investment		Subsequent Investment	
	Regular Account	Retirement Account	Regular Account	Retirement Account
A	$2,500	$1,000	$250	$100
C	$2,500	$1,000	$250	$100
I	$5,000,000	$5,000,000	$10,000	$10,000

The Fund reserves the right to waive any minimum. There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.

Purchasing Shares

You may purchase shares of the Fund by sending a completed application form to one of the following ~~address~~addresses:

Regular Mail	*Express/Overnight Mail*
Leland Thomson Reuters Venture Capital Index Fund	**Leland Thomson Reuters Venture Capital Index Fund**
c/o Gemini Fund Services, LLC	c/o Gemini Fund Services, LLC
PO Box 541150	17605 Wright Street, Suite 2
Omaha, Nebraska 68154	Omaha, Nebraska 68130

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts. As requested on the Application, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. This information will assist the Fund in verifying your identity. Until such verification is made, the Fund may temporarily limit additional share purchases. In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder's identity. As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

Purchase through Brokers: You may invest in the Fund through brokers or agents who have entered into selling agreements with the distributor. The brokers and agents are authorized to receive purchase and redemption orders on behalf of the Fund. Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee receives the order. The broker or agent may set their own initial and subsequent investment minimums. You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund. Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund. You should carefully read the program materials provided to you by your servicing agent.

Formatted: Font: Not Bold

Purchase by Wire: If you wish to wire money to make an investment in the Fund, please call the Fund at 1-877-[   ]-[   ]-270-2848 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

Automatic Investment Plan: You may participate in the Fund's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $50 on specified days of each month into your established Fund account. Please contact the Fund at 1-877-[   ]-[   ]-270-2848 for more information about the Fund's Automatic Investment Plan.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares. Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, thrift institutions, or credit union in U.S. funds for the full amount of the shares to be purchased.

After you open an account, you may purchase additional shares by sending a check together with written instructions stating the name(s) on the account and the account number, to the above address. Make all checks payable to the name of the applicable Fund. The Fund will not accept payment in cash, including cashier's checks or money orders. Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks or starter checks for the purchase of shares.

Note: Gemini Fund Services, LLC, the Fund's transfer agent, will charge a $25 fee against a shareholder's account, in addition to any loss sustained by the Fund, for any check returned to the transfer agent for insufficient funds.

When Order is Processed: All shares will be purchased at the NAV per share (plus applicable sales charges, if any) next determined after the Fund receives your application or request in good order. All requests received in good order by the Fund before the close of regular trading on the NYSE (normally 4:00 p.m. (Eastern Time) on each day the NYSE is open will be processed on that same day. Requests received after 4:00 p.m. that time will be processed on the next business day.

Good Order: When making a purchase request, make sure your request is in good order. "Good order" means your purchase request includes:
- the name of the Fund and share class; and
- the dollar amount of shares to be purchased; and
- a completed purchase application or investment stub; and
- check payable to the **"Leland Thomson Reuters Venture Capital Index Fund"**.

Retirement Plans: You may purchase shares of the Fund for your individual retirement plans. Please call the Fund at 1-877-[~~____~~]-[~~____~~]-270-2848 for the most current listing and appropriate disclosure documentation on how to open a retirement account.

HOW TO REDEEM SHARES

Redeeming Shares: You may redeem all or any portion of the shares credited to your account by submitting a written request for redemption to:

Regular Mail	*Express/Overnight Mail*
Leland Thomson Reuters Venture Capital Index Fund	**Leland Thomson Reuters Venture Capital Index Fund**
c/o Gemini Fund Services, LLC	c/o Gemini Fund Services, LLC
PO Box 541150	17605 Wright Street, Suite 2
Omaha, Nebraska 68154	Omaha, Nebraska 68130

Redemptions by Telephone: The telephone redemption privilege is automatically available to all new accounts except retirement accounts. If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in a bank or brokerage firm in the United States as designated on your application. To redeem by telephone, call 1-877-[~~____~~]-[~~____~~]-270-2848. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions. IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days. Neither the Fund, the transfer agent, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss. The Fund or the transfer agent, or both, will employ reasonable procedures to determine that telephone instructions are genuine. If the Fund and/or the transfer agent do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

Redemptions through Broker: If shares of the Fund are held by a broker-dealer, financial institution or other servicing agent, you must contact that servicing agent to redeem shares of the Fund. The servicing agent may charge a fee for this service.

Redemptions by Wire: You may request that your redemption proceeds be wired directly to your bank account. The Fund's transfer agent imposes a $15 fee for each wire redemption and deducts the fee directly from your account. Your bank may also impose a fee for the incoming wire.

Automatic Withdrawal Plan: If your individual accounts, IRA or other qualified plan account have a current account value of at least $10,000, you may participate in the Fund's Automatic Withdrawal Plan, an investment plan that automatically moves money to your bank account from the Fund through the use of electronic funds transfers. You may elect to make subsequent withdrawals by transfers of a minimum of $250 on specified days of each month into your established bank account. Please contact the Fund at 1-877-[____]-[____]-270-2848 for more information about the Fund's Automatic Withdrawal Plan.

Redemptions in Kind: The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities ("redemption in kind") if the amount is greater than the lesser of $250,000 or 1% of the Fund's assets. The securities will be chosen by the Fund and valued under the Fund's net asset value procedures. A shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses in converting these securities to cash.

When Redemptions Are Sent: Once the Fund receives your redemption request in "good order" as described below, it will issue a check based on the next determined NAV following your redemption request. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of a request in "good order." If you purchase shares using a check and soon after request a redemption, your redemption proceeds will not be sent until the check used for your purchase has cleared your bank (usually within 10 days of the purchase date). Redemptions in kind are taxable for federal income tax purposes in the same manner as redemptions for cash.

Good Order: Your redemption request will be processed if it is in "good order." To be in good order, the following conditions must be satisfied:

- The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed; and
- The request must identify your account number; and
- The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and
- If you request that the redemption proceeds be sent to a person, bank or an address other than that of record or paid to someone other than the record owner(s), or if the address was changed within the last 30 days, or if the

proceeds of a requested redemption exceed $50,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

Under the 1940 Act, a shareholder's right to redeem shares and to receive payment therefore may be suspended at times:

(a) when the NYSE is closed, including customary weekend and holiday closings; (b) when trading on that exchange is restricted for any reason; (c) when an emergency exists as a result of which disposal by the Fund of securities owned is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of net assets, provided that applicable rules and regulations of the Securities and Exchange Commission ("SEC") (or any succeeding governmental authority) will govern as to whether the conditions prescribed in (b) or (c) exist; or (d) when the SEC by order permits a suspension of the right to redemption or a postponement of the date of payment on redemption.

In case of suspension of the right of redemption, payment of a redemption request will be made based on the NAV next determined after the termination of the suspension.

Redemption Fee: The Fund will deduct a 1.00% redemption fee on your redemption amount if you sell your shares prior to 30 days after purchase. Shares held longest will be treated as being redeemed first and shares held shortest as being redeemed last. Shares held for 30 days or more are not subject to the 1.00% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

Waivers of Redemption Fees: The Fund has elected not to impose the redemption fee for:

- redemptions and exchanges of Fund shares acquired through the reinvestment of dividends and distributions;
- certain types of redemptions and exchanges of Fund shares owned through participant-directed retirement plans;
- redemptions or exchanges in discretionary asset allocation, fee based or wrap programs ("wrap programs") that are initiated by the sponsor/financial adviser as part of a periodic rebalancing;
- redemptions or exchanges in a fee based or wrap program that are made as a result of a full withdrawal from the wrap program or as part of a systematic withdrawal plan;
- involuntary redemptions, such as those resulting from a shareholder's failure to maintain a minimum investment in the Fund, or to pay shareholder fees; or
- other types of redemptions as the Adviser or the Trust may determine in special situations and approved by the Fund's or the Adviser's Chief Compliance Officer.

803674.1

When You Need Medallion Signature Guarantees: If you wish to change the bank or brokerage account that you have designated on your account, you may do so at any time by writing to the Fund with your signature guaranteed. A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers. You will need your signature guaranteed if:

- you request a redemption to be made payable to a person not on record with the Fund;
- you request that a redemption be mailed to an address other than that on record with the Fund;
- the proceeds of a requested redemption exceed $50,000;
- any redemption is transmitted by federal wire transfer to a bank other than the bank of record; or
- your address was changed within 30 days of your redemption request.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations). Further documentation will be required to change the designated account if shares are held by a corporation, fiduciary or other organization. *A notary public cannot guarantee signatures.*

Retirement Plans: If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Fund should withhold federal income tax. Unless you elect in your redemption request that you do not want to have federal income tax withheld, the redemption will be subject to withholding.

Low Balances: If at any time your account balance in the Fund falls below $1,000, the Fund may notify you that, unless the account is brought up to at least $1,000 within 30 days of the notice; your account could be closed. After the notice period, the Fund may redeem all of your shares and close your account by sending you a check to the address of record. Your account will not be closed if the account balance drops below required minimums due to a decline in NAV. The Fund will not charge any redemption fee on involuntary redemptions.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund discourages and does not accommodate market timing. Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and ~~are~~is not intended for market timing or other disruptive trading activities. Accordingly, the Trust's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Fund currently

803674.1

uses several methods to reduce the risk of market timing. These methods include, but are not limited to:

- Committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's Market Timing Trading Policy; and

- Assessing a 1.00% redemption fee for shares sold in less than 30 days.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders. It is possible that market timing restrictions might not be able to be applied uniformly and that some market timing shareholders may escape detection while other shareholders bear the costs of market timing.

Based on the frequency of redemptions in your account, the Adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to the Fund as described in the Fund's Market Timing Trading Policy and elect to (i) reject or limit the amount, number, frequency or method for requesting future purchases into the Fund and/or (ii) reject or limit the amount, number, frequency or method for requesting future exchanges out of the Fund.

The Fund reserves the right to reject or restrict purchase requests for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Fund nor the Adviser will be liable for any losses resulting from rejected purchase orders. The Adviser may also bar an investor who has violated these policies (and the investor's financial advisor) from opening new accounts with the Fund.

Although the Fund attempts to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that the Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of the Fund. While the Fund will encourage financial intermediaries to apply the Fund's Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund's Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's Market Timing Trading Policy. Brokers maintaining omnibus accounts with the Fund have agreed to provide shareholder transaction information to the extent known to the broker to the

Fund upon request. If the Fund or their transfer agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. At the request of the Adviser, the service providers may take immediate action to stop any further short-term trading by such participants.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund's shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income at least annually and net capital gains annually in December. Both types of distributions will be reinvested in shares of the applicable Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income for federal tax purposes, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Fund will inform you of the amount and type of your distributions. The Fund does not expect that its dividends will constitute qualified dividend income eligible for the reduced federal income tax rates applicable to long-term capital gains. IRAs and other qualified retirement plans are generally exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions, including exchanges, may result in a capital gain or loss for federal income tax purposes. The gain or loss on your investment is generally the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them. The gain or loss will generally be treated as a long-term capital gain or loss if you held your shares for more than one year. If you held your shares for one year or less, the gain or loss will generally be treated as a short-term capital gain or loss.

An additional 3.8% Medicare tax is imposed on certain net investment income (including dividends and distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual)

or "adjusted gross income" (in the case of an estate or trust) exceeds a threshold amount.

If you purchase shares of the Fund shortly before a dividend or distribution is paid, you will pay the full price for the shares and may receive a portion of the purchase price back as a taxable distribution. This is referred to as "buying a dividend."

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS. If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires the Fund to withhold a percentage of any dividend and redemption or exchange proceeds. The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number. If you do not have a social security number or taxpayer identification number, you should indicate on the purchase form that your application to obtain a number is pending. The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This discussion is a summary of certain federal income tax consequences of owning Fund shares and is not intended to be and should not be construed to be legal or tax advice. You should consult your own tax advisors to determine the tax consequences of owning the Fund's shares, including any state, local and foreign tax consequences.

DISTRIBUTION OF SHARES

Distributor

Northern Lights Distributors, LLC, 17605 Wright Street, Omaha, Nebraska 68130, is the distributor for the shares of the Fund. Northern Lights Distributors, LLC is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Shares of the Fund are offered on a continuous basis.

Distribution Fees

The Trust, on behalf of the Fund, has adopted the Trust's Master Distribution and Shareholder Servicing Plan for Class A shares and Class C shares pursuant to Rule 12b-1 (each a "Plan" and collectively, the "Plans"), pursuant to which the Fund pays the Fund's distributor an annual fee for distribution and shareholder servicing expenses of 0.25% of the Fund's average daily net assets attributable to the Class A shares and 1.00% of the Fund's average daily net assets attributable to the Class C shares. Class I shares do not have a Plan. Because 12b-1 fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. You should be aware that if you hold your Class A or Class C shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of 12b-1 fees.

803674.1

The Fund's distributor and other entities are paid under the Plans for services provided and the expenses borne by the distributor and others in the distribution of Fund shares, including the payment of commissions for sales of the shares and incentive compensation to and expenses of dealers and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Fund's shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials. In addition, the distributor or other entities may utilize fees paid pursuant to the Plans to compensate dealers or other entities for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any un-reimbursed expenses.

Additional Compensation to Financial Intermediaries

The Fund's distributor, its affiliates, and the Fund's Adviser and its affiliates may, at their own expense and out of their own assets including their legitimate profits from Fund-related activities, provide additional cash payments to financial intermediaries who sell shares of the Fund or assist in the marketing of the Fund. Financial intermediaries include brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others. These payments may be in addition to the Rule 12b-1 fees and any sales charges that are disclosed elsewhere in this Prospectus. These payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support. Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales programs. These payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders. The distributor may, from time to time, provide promotional incentives to certain investment firms. Such incentives may, at the distributor's discretion, be limited to investment firms who allow their individual selling representatives to participate in such additional compensation.

Householding

To reduce expenses, the Fund mails only one copy of a Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at 111-877-[____]-[____]-270-2848 on days the Fund is open for business or contact your financial institution. The Fund will begin sending you individual copies thirty days after receiving your request.

FINANCIAL HIGHLIGHTS

[The following table is intended to help you better understand the Fund's financial performance. The Fund acquired all of the assets and liabilities of the MPS Thomson

Reuters Venture Capital Fund (the "Predecessor Fund") in a tax-free reorganization on [____],August 21, 2015. In connection with this acquisition, Institutional Class shares of the Predecessor Fund were exchanged for Class I shares of the Fund; and Class A shares of the Predecessor Fund were exchanged for Class A shares of the Fund. The Fund is a continuation of the Predecessor Fund and, therefore, the financial information shows the results of the Predecessor Fund. Certain information reflects financial results for a single Fund share. Total return represents the rate you would have earned (or lost) on an investment in a class of shares of the Predecessor Fund, assuming reinvestment of all dividends and distributions. This information has been audited by [_____],PricewaterhouseCoopers LLP, whose report, along with the financial statements, is included in the predecessor fund'sPredecessor Fund's annual report, which is available upon request.] .

[insert financial highlights]

Financial Highlights

:

Selected Per Share Data & Ratios
For the Period Ended March 31, 2015
For a Share Outstanding Throughout the Period

Net Asset Value, Beginning of Period ($)	Net Investment Income (Loss) ($)*	Net Realized and Unrealized Gain on Investments ($)	Total from Operations ($)	Distribution from Net Investment Income ($)	Distribution from Realized Capital Gains ($)	Total from Distributions ($)	Net Asset Value, End of Period ($)	Total Return (%)**	Net Assets End of Period ($)(000)	Ratio of Expenses to Average Net Assets (%)‡	Ratio of Expenses to Average Net Assets (Excluding Waivers) (%)‡	Ratio of Net Investment Income (Loss) to Average Net Assets (%)‡	Portfolio Turnover (%)
MPS Thomson Reuters Venture Capital Fund													
Institutional Class Shares[(1)]													
2015 10.00	-	1.09	1.09	(0.26)	-	(0.26)	10.83	10.94	10,772	1.50†	5.92†	0.05†	19††
A Class Shares[(1)]													
2015 10.00	-	1.09	1.09	(0.26)	-	(0.26)	10.82	10.83	5	1.75†	6.37†	(0.14)†	19††

_____

(1) Commenced operations on October 1, 2014.
* Per share data calculated using average shares method.
** Total return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value. Total return is for the period indicated and periods of less than one year have not been annualized. The return shown does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
† Annualized.
†† Portfolio turnover rate is for the period indicated and periods of less than one year have not been annualized. Excludes effect of in-kind transfers.
‡ The ratios of expenses and net investment income/(loss) to Average Net Assets reflect the expenses and net investment income/(loss), respectively, for the period as reported in the Statement of Operations and do not reflect the Fund's proportionate share of the income and expenses of exchange traded funds.

Amounts designated as "-" are $0 or have been rounded to $0.

PRIVACY NOTICE

Rev. February 2014

FACTS	WHAT DOES NORTHERN LIGHTS FUND TRUST III DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:

~~§ Social Security number~~
~~§ Purchase History~~
~~§ Assets~~
~~§ Account Balances~~
~~§ Retirement Assets~~
~~§ Account Transactions~~
~~§ Transaction History~~
~~§ Wire Transfer Instructions~~
~~§ Checking Account Information~~

- Social Security number
- Assets
- Retirement Assets
- Transaction History
- Checking Account Information
- Purchase History
- Account Balances
- Account Transactions
- Wire Transfer Instructions

When you are *no longer* our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Northern Lights Fund Trust III chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Northern Lights Fund Trust III share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No

803674.1

For our marketing purposes – to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

Questions?	Call **(402) 493-4603**

~~Who we are~~WHO WE ARE

Who is providing this notice?	Northern Lights Fund Trust III

What we do

How does Northern Lights Fund Trust III protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings. Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.
How does Northern Lights Fund Trust III collect my personal information?	We collect your personal information, for example, when you ▪ Open an account ▪ Provide account information ▪ Give us your contact information ▪ Make deposits or withdrawals from your account ▪ Make a wire transfer ▪ Tell us where to send the money ▪ Tells us who receives the money ▪ Show your government-issued ID ▪ Show your driver's license We also collect your personal information from other companies.
Why can't I limit all sharing?	Federal law gives you the right to limit only ▪ Sharing for affiliates' everyday business purposes – information about your creditworthiness ▪ Affiliates from using your information to market to you ▪ Sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • *Northern Lights Fund Trust III does not share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies • *Northern Lights Fund Trust III does not share with nonaffiliates so they can market to you.*

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Northern Lights Fund Trust III doesn't share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ▪ *Northern Lights Fund Trust III doesn't share with nonaffiliates so they can market to you.*
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ *Northern Lights Fund Trust III doesn't jointly market.*

Formatted: Font: 10 pt

Formatted: Centered, Indent: Left: -0.04", Right: -0.04", Line spacing: Multiple 0.9 li

Formatted Table

Leland Thomson Reuters Venture Capital Index Fund

Adviser	Good Harbor Financial, LLC	Distributor	Northern Lights Distributors, LLC
	155 N Wacker Drive, Suite 1850 Chicago, IL 60606		17605 Wright Street, Omaha, Nebraska 68130
Independent Registered Public Accountant	Cohen Fund Audit Services, Ltd. 1350 Euclid Ave., Suite 800 Cleveland, OH 44115	Legal Counsel	Thompson Hine LLP 41 S. High Street, Suite 1700 Columbus, OH 43215
Custodian	U.S. Bank N.A. 1555 N. River Center Drive Milwaukee, WI 53212	Transfer Agent	Gemini Fund Services, LLC 17605 Wright Street, Suite 2 Omaha, Nebraska 68130

Additional information about the Fund is included in the Fund's Statement of Additional Information dated [   ],August 21, 2015. The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus). The SAI provides more details about the Fund's policies and management. Additional information about the Fund's investments will be available in the Fund's Annual and Semi-Annual Reports to Shareholders. In the Fund's Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year or fiscal period.

To obtain a free copy of the SAI and the Annual and Semi-Annual Reports to Shareholders, or other information about the Fund, or to make shareholder inquiries about the Fund, please call 1-877-[   ]-[   ] or visit [www.   .com].-270-2848 or visit www.lelandfunds.com. You may also write to:

Leland Thomson Reuters Venture Capital Index Fund
c/o Gemini Fund Services, LLC
17605 Wright Street, Suite 2
Omaha, Nebraska 68130

You may review and obtain copies of the Fund's information at the SEC Public Reference Room in Washington, D.C. Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-1520.

Investment Company Act File # 811-22655

803674.1

Page 1: [1] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: +Body (Times New Roman), Bold, Not Italic

Page 1: [2] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: Italic

Page 1: [3] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 1: [4] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Centered, Right: -0.04"

Page 1: [5] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 1: [6] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 1: [7] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.02", Right: -0.04"

Page 1: [8] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 1: [9] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 1: [10] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Centered, Right: -0.04"

Page 1: [11] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.02", Right: -0.04"

Page 1: [12] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 1: [13] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Centered, Right: -0.04"

Page 1: [14] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.02", Right: -0.04", Border: Bottom: (Single solid line, Gray-15%, 0.5 pt Line width)

Page 1: [15] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 1: [16] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 1: [17] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.02", Right: -0.04"

Page 1: [18] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Italic

Page 1: [19] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Indent: Left: -0.04", Right: -0.05"

Indent: Left: -0.04", Right: -0.04"

Font: 10 pt

Right: -0.05"

Indent: Left: -0.04", Right: -0.05"

Indent: Left: -0.04", Right: -0.04"

Font: 10 pt

Right: -0.05"

Indent: Left: -0.04", Right: -0.05"

Indent: Left: -0.04", Right: -0.04"

Font: 10 pt

Right: -0.05"

Indent: Left: -0.04", Right: -0.05"

Indent: Left: -0.04", Right: -0.04"

Font: 10 pt

Right: -0.05"

Indent: Left: -0.04", Right: -0.05"

Indent: Left: -0.04", Right: -0.04"

Font: 10 pt

Right: -0.04", Tab stops: 2.74", Left

Page 2: [59] Formatted Table	Parker Bridgeport	8/13/2015 2:14:00 PM

Formatted Table

Page 2: [60] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [61] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.15", Right: -0.04"

Page 2: [62] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: Arial, 11 pt, Italic, Not Hidden

Page 2: [63] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Space After: 6 pt

Page 2: [64] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Right: -0.04", Line spacing: Multiple 0.9 li, Tab stops: 2.74", Left

Page 2: [65] Formatted Table	Parker Bridgeport	8/13/2015 2:14:00 PM

Formatted Table

Page 2: [66] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 2: [67] Inserted Cells	Parker Bridgeport	8/13/2015 2:14:00 PM

Inserted Cells

Page 2: [68] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [69] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Right: -0.04", Line spacing: Multiple 0.9 li, Tab stops: 2.74", Left

Page 2: [70] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 2: [71] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [72] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.15", Right: -0.04", Line spacing: Multiple 0.9 li

Page 2: [73] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [74] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Right: -0.04", Line spacing: Multiple 0.9 li, Tab stops: 2.74", Left

Page 2: [75] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 2: [76] Inserted Cells	Parker Bridgeport	8/13/2015 2:14:00 PM

Inserted Cells

Page 2: [77] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [78] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Right: -0.04", Line spacing: Multiple 0.9 li, Tab stops: 2.74", Left

Page 2: [79] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 2: [80] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [81] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [82] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Indent: Left: 0.15", Right: -0.04", Line spacing: Multiple 0.9 li

Page 2: [83] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [84] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Right: -0.04", Line spacing: Multiple 0.9 li, Tab stops: 2.74", Left

Page 2: [85] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 2: [86] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [87] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [88] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Right: -0.04", Line spacing: Multiple 0.9 li, Tab stops: 2.74", Left

Page 2: [89] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Bold

Page 2: [90] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Page 2: [91] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Not Bold

Page 2: [91] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Not Bold

Page 2: [92] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Not Bold

Page 2: [92] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Not Bold

Page 2: [93] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Not Bold

Page 2: [93] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt, Not Bold

Page 2: [94] Formatted	Parker Bridgeport	8/13/2015 2:14:00 PM

Font: 10 pt

Indent: Left: 0.15", First line: 0", Right: -0.04", Line spacing: Multiple 0.9 li